Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended

	June 27, 2010	June 28, 2009	June 29, 2008	June 24, 2007	June 25, 2006

	(Amounts in thousands, except for ratios)
COMPUTATION OF EARNINGS
Income (loss) from continuing operations before income taxes	$18,371	$(44,760)	$(30,326)	$(139,026)	$(12,066)
Equity in (earnings) loss in unconsolidated affiliates	(11,693)	(3,251)	(1,402)	4,292	(825)
Fixed charges	22,666	23,710	26,621	26,163	19,700
Amortization of capital interest	357	—	—	—	—
Interest capitalized	(319)	—	—	—	—
Distributed income from unconsolidated affiliates	3,265	3,688	4,462	6,367	1,770

Earnings (losses)	$32,647	$(20,613)	$(645)	$(102,204)	$8,579

COMPUTATION OF FIXED CHARGES
Interest expense (1)	$22,208	$23,152	$26,056	$25,518	$19,266
Interest within rental expense	458	558	565	645	434

Fixed Charges	$22,666	$23,710	$26,621	$26,163	$19,700

Sufficient (insufficient) earnings	$9,981	$(44,323)	$(27,266)	$(128,367)	$(11,121)

Ratios of Earnings to Fixed Charges (2)	1.4	—	—	—	—

(1)	Includes interest, as shown on the Company’s Consolidated Statements of Operations, plus capitalized interest.

(2)
Earnings were insufficient to cover fixed charges by $44.3 million, $27.3 million, $128.4 million, and $11.1 million, respectively in fiscal years 2009, 2008, 2007, and 2006. However, in fiscal year 2010, there were sufficient earnings to cover fixed charges by $10.0 million.